Exhibit 14.1

SUPER VISION INTERNATIONAL, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Super Vision International, Inc. is committed to conducting our business in a highly ethical manner, in accordance with applicable laws, rules and regulations and with the highest standards of business conduct. Our Code of Business Conduct and Ethics (the “Code of Conduct”) sets out our basic guiding principles. Super Vision expects that every employee will use good judgment, high ethical standards and honesty in all dealings. Employees who are unsure whether their conduct or the conduct of their coworkers complies with this Code of Conduct should contact their supervisor or the Company’s Chief Operating Officer. Employees may also report any suspected noncompliance to the Audit Committee of the Board of Directors.

I.	Compliance with Laws, Rules and Regulations

You are required to comply with all applicable governmental laws, rules and regulations that govern the conduct of our business at all times and to report any suspected violations in accordance with this Code of Conduct. If you have a question about the applicability or interpretation of any law, rule or regulation, you should contact our Chief Operating Officer.

II.	Conflicts of Interest

Your obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. A “conflict of interest” occurs when the personal interest of an employee interferes, or even appears to interfere, with the interest of Super Vision. An employee must always act solely in the best interest of Super Vision when conducting company business. For example, a conflict of interest may occur when an employee or a family member receives a personal benefit as a result of the employee’s position with Super Vision. A conflict of interest may also arise from an employee’s business or personal relationship with a customer, supplier, competitor, business partner, or other employee, if that relationship impairs the employee’s objective business judgment.

Employees should attempt to avoid conflicts of interest and employees who believe a conflict of interest may exist should promptly notify the Company’s Chief Operating Officer. In consultation with its legal counsel, the Company will consider the facts and circumstances of the situation to decide whether corrective or mitigating action is appropriate.

III.	Disclosures

It is Company policy to make full, fair, accurate, timely and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company. The Company’s senior officers and financial and accounting group are responsible for procedures designed to assure proper internal and disclosure controls, and all employees should cooperate with these procedures.

IV.	Insider Trading Policy

Federal and state laws prohibit trading in securities by persons who have material information that is not generally known or available to the public.

Employees of the Company may not (a) trade in stock or other securities while in possession of material nonpublic information or (b) pass on material nonpublic information to others without express authorization by the Company or recommend to others that they trade in stock or other securities based on material nonpublic information.

The Company has adopted guidelines designed to implement this policy. All employees are expected to review and follow the Super Vision Insider Trading Guidelines. Certain employees must comply with preclearance requirements when they trade Super Vision securities.

V.	Discrimination and Harassment

Super Vision provides equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind.

VI.	Health and Safety

Super Vision provides a clean, safe and healthy work environment. Each employee has responsibility for maintaining a safe and healthy workplace by following safety and health rules and practices and reporting accidents, injuries and unsafe conditions, procedures, or behaviors.

Violence and threatening behavior are not permitted. Employees must report to work in a condition to perform their duties, free from the influence of illegal drugs or alcohol.

VII.	Compliance with Code of Conduct

All employees are responsible for ensuring that our standards of conduct are followed. If you know of or suspect a violation of applicable laws, rules or regulations or this Code of Conduct, you must immediately report that information to the Company’s Chief Operating Officer or any member of the Audit Committee of the Board of Directors. No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Conduct may result in disciplinary action, up to and including termination. The Audit Committee of the Board of Directors shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code of Conduct.

VIII.	Waivers of Code of Conduct

If you would like to seek a waiver of this Code of Conduct you must make full disclosure of your particular circumstances to the Audit Committee of the Board of Directors. Amendments to and waivers of this Code of Conduct will be made only in a manner permitted by law and will be publicly disclosed as required by applicable laws and regulations.

IX.	Board of Directors

With respect to their service on behalf of the Company, Super Vision’s Board of Directors must comply with the relevant provisions of this Code of Conduct, including conflicts of interest, insider trading and compliance with all applicable laws, rules and regulations.

X.	No Rights Created

This Code of Code is not intended to and does not create any rights in any employee, customer, user, supplier, competitor, shareholder or any other person or entity.